FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 000-22161

Zindart Limited
(Translation of registrant's name into English)

Flat D, 25/F., Block 1, Tai Ping Industrial Centre,
57 Ting Kok Road, Tai Po, New Territories, Hong Kong, S.A.R., China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X.. No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

EXHIBITS

99.1 Press Release dated February 17, 2004 *

99.2 Press Release dated March 18, 2004 *

99.3 Press Release dated March 18, 2004 *

Signatures *

99.1 Press Release dated February 17, 2004

Warner Bros. Consumer Products Gives Corgi Classics Global License to Manufacture Heritage Batmobiles for Toy, Collectibles Market

CHICAGO--Feb. 17, 2004--Corgi Classics, an operating unit of Zindart Limited (Nasdaq:ZNDT - News), announced today that it has been awarded a global license from Warner Bros. Consumer Products to produce and market a line of high quality die-cast Batmobiles, inspired by DC Comics' Batman(TM) Comic Book series, for the toy and collectible market.

The new line, replicas of some of the earliest Batmobiles from the original Batman comic book series produced by DC Comics since 1939, have been already shown at the Spielwarenmesse, an international toy fair held in Nuremberg, Germany; and at Toy Fair, London; and are debuting for the American market at Toy Fair in New York this week.

"We are pleased to be working with such a high quality toy and collectible brand as Corgi, to introduce a new and inventive high-end line of products that will focus on the heritage of Batman," said Mark Matheny, Executive Vice President, International, Warner Bros. Consumer Products. "We are certain that this line will appeal to fans and collectors of all ages."

"Since the adoption of Zindart's Strategic Plan three years ago, Corgi's development efforts have been focused on expanding worldwide. Securing licenses with the kind of global awareness offered by Batman has been part of that effort," according to Peter Gardiner, Chairman, Zindart.

"Our licensing agreement with Warner Bros. Consumer Products, on behalf of DC Comics, is allowing us to create a whole new line of Batman products for global distribution," Gardiner said. "By fall, new Batmobiles, based on content from Batman comic books, will be in all the major markets: Japan, the UK, Germany, France, Australia, Mexico, Brazil, China and, of course, the U.S."

U.S. retailers already on board to carry the product this summer include Wal-Mart, Toys "R" Us, Shop Co and Kmart, as well as DC Comics stores and more than 1,100 specialty collector outlets. Corgi will also offer models direct to collectors from the Corgi site www.corgiclassics.com.

Corgi will produce 11 famous Batmobile models inspired by the Batman comic book series for 2004. Included will be the 1940s Batmobile, a Jokermobile and a Batbike, as well as the 1960s Batmobile and the 2004 See Through Batmobile. The total range includes vehicles from 1:43 to 1:18 scale. Prices will range from $7.99 to $29.99.

High end Batmobile models will come with a "Virtual Video" unit, a PDA-sized lenticular screen containing a voice chip that allows an animated Batman to deliver custom phrases, making this special series self-promoting on the retail shelf and a must have for collectors.

About Warner Bros. Consumer Products

Warner Bros. Consumer Products, a Warner Bros. Entertainment Company, is one of the leading licensing and retail merchandising organizations in the world.

About DC Comics

DC Comics, a Warner Bros. Entertainment Company, is the largest English-language publisher of comics in the world. The company is home to such iconic characters as Superman, Batman, Wonder Woman and the Sandman. These DC super heroes and others have starred in comic books, movies, television series (both animated and live-action) and cyberspace, thrilling audiences of all ages for generations. DC Comics' web site is located at www.dccomics.com.

About Corgi Classics

The Corgi brand was born in 1956. Since then, Corgi Classics' die-cast replica scale models have captured the imaginations of millions with its expanding fleet of authentic aviation, trucking, fire, transportation and specialty vehicles. Collectors can find more information at www.corgiclassics.com or by calling 1-800-800-CORGI.

About Zindart

Zindart is a global manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

In addition to Corgi, Zindart's operating divisions include Hua Yang Printing and Zindart Manufacturing. Hua Yang Printing Holdings Company produces high-quality books, specialty packaging and board games. Zindart Manufacturing provides both product design and quality turnkey manufacturing for branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking, including statements regarding potential transactions involving Zindart's Corgi Classics subsidiary. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 2o-F for the fiscal year ended March 31, 2003. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.2 Press Release dated March 18, 2004

Zindart Issues Guidance on Year End Numbers

HONG KONG--March 18, 2004--Zindart Limited (Nasdaq:ZNDT - News) today announced that the company expects to experience a net loss for the year ended March 31, 2004.

When finally reported, the financial results will reflect a decrease in profits over the previous year for Corgi Classics, the company's die-cast collectibles operating unit. Corgi's worsening performance was intensified by the strengthening of the UK pound against the dollar, causing substantially higher than planned UK-based expenses and creating tax liabilities on unrealized exchange gains in the United Kingdom. Hua Yang Printing will experience marginally lower revenues compared to the prior fiscal year as a result of a downturn in orders in the 4th quarter. Zindart Manufacturing, however, continues to exhibit strong revenue performance, the company said.

Management has acted to improve both revenue and profit performance at Corgi by implementing both organizational changes and cost reductions.

Audited financial results for Zindart are expected to be available by July, the company said.

About Zindart

Zindart is a global manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing Holdings Company and Zindart Manufacturing. Corgi, based in the UK, produces a high-quality line of die-cast replica items sold through retail channels in Europe and in the United States. Hua Yang produces high-quality books and specialty packaging. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated and include, in addition to those discussed above and without limitation, changes in market demand for Zindart products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2003. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.3 Press Release dated March 18, 2004

Corgi Classics Recruits George Volanakis, Former Hasbro Executive, as President and CEO

HONG KONG--March 18, 2004--Zindart Limited (Nasdaq:ZNDT - News) today announced the appointment of toy and collectible industry veteran George Volanakis as President and Chief Executive Officer, Corgi Classics.

Volanakis, who for more than 30 years has held senior level executive positions with many of the largest toy and collectible companies in the world, has assumed full P&L responsibility for Corgi's worldwide operations. Christopher Guest, formerly Managing Director, Corgi, has left the company to pursue other interests.

Volanakis, most recently Executive Vice President, Hasbro Inc., will focus on lifting the profile of the company's brand and driving sales growth, particularly in the U.S. market, according to Peter Gardiner, Chairman, Zindart.

"Clearly, we're delighted to have recruited such a senior industry executive to take the helm at Corgi. Everywhere George has been he's grown the business significantly, as well as improving performance," Gardiner said. "Zindart has now reached the final phase of its strategic plan, designed to harvest inherent shareholder value. Major changes have been implemented within the last two years and on-time delivery systems installed, coupled with a direct sales capability in the U.S. and Europe. We are about to enter an intensive marketing period for Corgi and George's skills in both the U.S. and international markets will be a key component of that effort."

Before joining Corgi Classics, Volanakis spent three years in the U.K. as President, Hasbro International, running the company's $1 billion international business, one-third of the company's total revenue. In addition to P&L responsibility for Hasbro's global operations, Volanakis was Chairman of the Business Efficiency Board, a task force focused on overhead reduction throughout the Corporation. He was elected an Executive Vice President of Hasbro in 2000.

Before taking the position at Hasbro, Volanakis was President and CEO, the Ertl Company, the leading producer of agricultural die-cast collectibles, where he grew sales from $80 to $250 million, annually. His efforts at Ertl have been credited with the sale of the company in 1999 to Racing Champions.

Previously, Volanakis was also Senior Vice President of Marketing, Mattel, Inc. where he led worldwide marketing for Boys' Toys. At Mattel, Volanakis grew the business by 30 percent and negotiated a long-term licensing agreement with Disney.

Earlier, Volanakis was also President and Chief Operating Officer (COO), MatchBox Toys, during a time when the business grew 300 percent.

Volanakis spent his early career at Milton Bradley Co., where he rose to the position of President & COO, Playskool, Inc.

One of the leading brands in the die-cast collectible industry, Corgi has increased its sales operations and distribution channels globally in the last three years, expanded the company's presence in the U.S. market and started to produce and market new lines of licensed and branded product for specific segments of the toy and collectible market.

Gardiner said Corgi has beefed up its product development team and has begun to offer product lines customized to specific geographic markets.

"George's knowledge of the marketing channels we're interested in further penetrating will be immensely helpful in achieving the kind of growth we're looking for from Corgi over the next couple of years," Gardiner commented.

About Zindart

Zindart is a global manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing Holdings Company and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Hua Yang Printing Holdings Company produces high-quality books and specialty packaging. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom. Zindart has a website at www.zindart.com. Collectors can find more information at www.corgiclassics.com or by calling 1-800-800 CORGI.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2003. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zindart Limited
Date: April 2, 2004	By:	/s/ Ken Fowler
Ken Fowler
Chief Financial Officer
(Principal Financial Officer)